UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Notice regarding dividend and earnings forecasts for the fiscal year 2010 ended March 31, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: April 28, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

To whom it may concern	April 28, 2011 Sumitomo Mitsui Trust Holdings, Inc. President: Kazuo Tanabe Code No. 8309

Notice regarding dividend and earnings forecasts for the fiscal year 2010 ended March 31, 2011

Sumitomo Mitsui Trust Holdings, inc. hereby announces its dividend and earnings forecasts for the full fiscal year ended March 31, 2011 (“FY2010”) as follows:

Forecasts of former Chuo Mitsui Trust Holdings, Inc. (“former CMTH” which changed its corporate name to Sumitomo Mitsui Trust Holdings, Inc. on April 1, 2011) and those of The Sumitomo Trust and Banking Co., Ltd. (“STB”) are stated separately, since the fiscal year ended March 31, 2011 is the fiscal year immediately before the management integration.

1. Dividend forecast for FY2010

(1) Outline

Considering earnings forecast for FY2010 described in (3) below, dividend forecasts on common share for FY2010 of former CMTH and STB are as follows, respectively, based on each company’s dividend policy shown in (2).

(yen)

	Dividend per share on common share
	Former CMTH (*1)			STB (*2)
	Interim dividend	Year-end dividend	Annual dividend, in total	Interim dividend	Year-end dividend	Annual dividend, in total
(A) Previous forecast (Announced on January 31, 2011)	4.00	4.00	8.00	6.00	6.00	12.00
(B) Revised forecast	4.00	4.00	8.00	6.00	8.00	14.00
(C) Change (B) - (A)	—	—	—	—	2.00	2.00

(*1)	Former CMTH’s “annual dividend” forecast per share on common share for FY2010 remains unchanged from the previous forecast. The year-end dividend per share will be calculated and paid by deducting the interim dividend per share of 4.00 yen from the annual dividend per share of 8.00 yen.
(*2)	STB’s “annual dividend” forecast per share on common share for FY2010 is revised up by 2.00 yen from the previous forecast to 14.00 yen, considering consolidated dividend payout ratio of approximately 30%, taking into account the revision of earnings forecast for full FY2010. The year-end dividend per share will be calculated and paid by deducting the interim dividend per share of 6.00 yen from the annual dividend per share of 14.00 yen.
(*3)	Annual dividend is a sum of interim dividend and year-end dividend for FY2010.

(2) Dividend policy

Dividend policy of former CMTH and STB are as follows:

<Former CMTH>

In view of its public nature as a financial institution, former CMTH’s basic policy on dividends is to enhance an appropriate level of retained earnings and to maintain stable dividends for shareholders.

<STB>

STB positions the management policy of profit sharing with shareholders as one of its highest concerns, and adopts the basic policy to share profits with shareholders in accordance with profit level of each fiscal year. STB targets consolidated dividend payout ratio of approximately 30%, comprehensively evaluating the situation of its earnings and possible strategic investment opportunities.

(3) Earnings forecasts for FY2010 which are the premises of above dividend forecasts

(billions of yen)

	Former CMTH (consolidated)		STB (consolidated)
	Ordinary profit	Net income	Ordinary profit	Net income
(A) Previous forecast (Announced on January 31, 2011)	90.0	50.0	120.0	85.0
(B) Revised forecast	85.0	47.0	101.0	83.0
(C) Change (B) - (A)	-5.0	-3.0	-19.0	-2.0

Legal Disclaimer

Regarding forward-looking statements contained in this release

This release contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, Sumitomo Mitsui Trust Holdings, Inc. hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

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(For reference)

1. Outline of the earnings and dividend forecasts for FY2010

<Former CMTH>

1) Consolidated net business profit before credit costs <1> is expected to be 116.0 billion yen, mainly because real estate related profit and net interest income and related profit fell below the business plan, while market-related profit was favorable at The Chuo Mitsui Trust and Banking Company, Limited. (“CMTB”).

2) Consolidated total credit costs <11> are expected to be the reversal of 5.0 billion yen, mainly due to the reversal of allowance for loan losses resulting from the improvement of financial conditions of some clients, though additional reserves (approximately 7.0 billion yen) for loan losses are posted in 4QFY2010 after carefully estimating the effects caused by the Great East Japan Earthquake at CMTB. As to net gains and losses on sales of stocks and other securities <6>, the impairment loss for some stocks will be posted including stocks of which fair value declines significantly at the fiscal year end and the decline is not recognized as temporary decline, while posting the gain on sale of stocks.

3) As a result, consolidated net income <3> is forecasted to decrease slightly from the previous forecast to 47.0 billion yen.

<STB>

1) Consolidated net business profit before credit costs <1> is expected to be 174.0 billion yen, almost same level as that of the previous forecast, because market-related profit was favorable even after absorbing a realized loss of approximately 6.0 billion yen (*1) arising from hedging position which control effects on the earning related to the return of substitute portion of past employees’ pension fund, and that the contribution of group companies increased, while real estate related profit fell below the business plan on a non-consolidated basis.

2) Consolidated total substantial credit costs <14> are expected to be -36.0 billion yen, almost same level as that of the previous forecast, as a result of additional reserves (approximately 12.0 billion yen) for loan losses including group companies which are posted after carefully estimating the effects caused by the Great East Japan Earthquake, in addition to the downgrade of a major client on a non-consolidated basis in 4QFY2010. As to net gains and losses on sales of stocks and other securities <6>, the impairment loss for some stocks will be posted including stocks of which fair value declines significantly at the fiscal year end and the decline is not recognized as temporary decline.

3) Consolidated net income is expected to be 83.0 billion yen, almost same level as that of the previous forecast which reflects net income boosting effect of approximately 17.0 billion yen (*2) from the reorganization of subsidiaries in 1HFY2010, as a result of posting costs arising from the relocation of Tokyo headquarters (non-recurring loss of approximately 6.0 billion yen and extraordinary loss of approximately 3.0 billion yen), etc. while posting the extraordinary profit of approximately 18.0 billion yen (*1) in relation to returning substitute portion which relates to past employee services of employees’ pension fund in 2HFY2010.

(*1)	Please refer to the “Notice regarding the return of substitute portion which relates to past employee services of employees’ pension fund” announced on March 22, 2011.
(*2)	Non-consolidated: extraordinary loss approx. 15.0 bn yen, income taxes-deferred (profit) approx. 32.0 bn yen

Consolidated: total credit costs approx. 5.0 bn yen, extraordinary loss approx. 6.0 bn yen, income taxes-current (cost) approx 4.0 bn yen, income taxes-deferred (profit) approx. 32.0 bn yen

(Consolidated)					(billions of yen)
	Former CMTH			STB
	Previous forecast (A) (on January 31, 2011)	Revised forecast (B)	Change (B) - (A)	Previous forecast (C) (on January 31, 2011)	Revised forecast (D)	Change (D) - (C)
1 Net business profit before credit costs		116.0		175.0	174.0	-1.0
2 Ordinary profit	90.0	85.0	-5.0	120.0	101.0	-19.0
3 Net income	50.0	47.0	-3.0	85.0	83.0	-2.0

(Non-consolidated (*3))					(billions of yen)
4 Net business profit before credit costs	115.0	103.0	-12.0	135.0	130.0	-5.0
5 Non-recurring profit/ loss	-25.0	-26.0	-1.0	-45.0	-58.0	-13.0
6 Net gains on sales of stocks and other securities		-1.0			-6.0
7 Ordinary profit	90.0	77.0	-13.0	90.0	72.0	-18.0
8 Extraordinary profit/ loss		2.0		-15.0	-1.0	14.0
9 Income before income taxes		79.0		75.0	71.0	-4.0
10 Net income	60.0	49.0	-11.0	75.0	73.0	-2.0
(*3) Figures of former CMTH are combined figures of The Chuo Mitsui Trust and Banking Company, Limited. and Chuo Mitsui Asset Trust and Banking Company, Limited.

(Total credit costs (*4))					(billions of yen)
11 Consolidated		5.0			-29.0
12 Non-consolidated	-8.0	7.0	15.0	-20.0	-14.0	6.0
13 Group companies		-2.0			-15.0

(*4)   Total credit costs of former CMTH include recoveries of written-off claims. Based on the previous disclosure method that does not include recoveries of written-off claims, revised forecast of total credit costs is expected to be the reversal of 1.0 billion yen, which is 11.0 billion yen improvement from the previous forecast of -10.0 billion yen.

(Total substantial credit costs (*5))					(billions of yen)
14 Consolidated				-35.0	-36.0	-1.0
15 Non-consolidated				-25.0	-22.0	3.0
16 Group companies				-10.0	-14.0	-4.0

(*5)   “Total substantial credit costs” is a sum of “Total credit costs”, costs related to investment in securities of domestic and overseas credit and leasing assets, etc. and affiliates’ total credit costs included in “Net income from affiliates by equity method”.

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(Dividend forecast)
	Former CMTH			STB
	Previous forecast (A) (on January 31, 2011)	Revised forecast (B)	Change (B) - (A)	Previous forecast (A) (on January 31, 2011)	Revised forecast (B)	Change (B) - (A)
17 Dividend per share on common share (yen)	8.00	8.00	—	12.00	14.00	2.00
18 Consolidated dividend payout ratio (*6)	26.5%	28.2%	1.7%	25.0%	29.9%	4.9%

(*6)	Consolidated dividend payout ratio

= { Total amount of dividends on common shares / ( Consolidated net income - Total amount of dividends on preferred shares )} x 100

For further information, please contact: IR Office, Financial Planning Department Sumitomo Mitsui Trust Holdings, Inc. Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

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